October 4, 2024

Lin Bao
Chief Financial Officer
Jayud Global Logistics Limited
Building 3, No. 7 Gangqiao Road, Li Lang Community
Nanwan Street, Longgang District
Shenzhen, China
(86) 0755-25595406

       Re: Jayud Global Logistics Limited
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed April 26, 2024
           File No. 001-41656
Dear Lin Bao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation